UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017852

NO ACT
P.E 1-17-03
1-13807

March 10, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

George P. Barsness
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

Re: ElderTrust
Incoming letter dated January 17, 2003

Dear Mr. Barsness

This is in response to your letter dated January 17, 2003 concerning the shareholder proposal submitted to ElderTrust by Insight Investments, LP. We also received a letter on the proponent's behalf dated January 30, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard C. Leska
Phillips, Lytle, Hitchcock, Blaine & Huber LLP
3400 HSBC Center
Buffalo, NY 14203-2887

HOGAN & HARTSON
L.L.P.

GEORGE P. BARSNESS
PARTNER
(202) 637-5788
GPBARSNESS@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

January 17, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Shareholder Proposal of Insight Investments, L.P.

Ladies and Gentlemen:

On behalf of our client, ElderTrust, a Maryland real estate investment trust (the "Company"), we are writing, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted to the Company on December 13, 2002 by Insight Investments, L.P. (the "Proponent") may be properly omitted from the Company's 2003 annual meeting proxy materials ("Proxy Materials"). The Proponent requests in its Proposal that the Company's Board of Trustees immediately pursue a sale of the Company's assets or a merger into a larger entity.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter, the Proposal with the accompanying supporting statement, the Company's letter dated December 23, 2002 requesting proof of Proponent's beneficial ownership of Company common shares and a letter dated December 27, 2002 from Bear, Stearns Securities Corp., the record owner of the shares (the "Bear Stearns Letter"), and a related letter from the Proponent dated December 30, 2002. We have been advised by the Company as to the factual matters set forth herein.

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the

Proxy Materials under Rule 14a-8(f) because the Proponent has not complied with the eligibility requirements of Rule 14a-8(b).

In its letter transmitting the Proposal to the Company, the Proponent states that it has continuously beneficially owned at least $2,000 in market value of the outstanding Company common shares for more than one year as of December 13, 2002, the date of such letter, and that such shares had been held of record for more than one year by Bear, Stearns Securities Corp., as nominee for the Proponent. The Proponent did not provide at the time it submitted its letter of December 13, 2002 the proof of ownership from the record owner of the shares that is required under Rule 14a-8(b). Accordingly, by letter dated December 23, 2002 (enclosed), the Company requested, in accordance with the provisions of Rule 14a-8(b), that the Proponent submit a written statement from the record holder of the Company common shares held by the Proponent verifying that, at the time the Proponent submitted the Proposal, it had continuously held the shares for at least one year.

The Bears Stearns Letter, which is dated December 27, 2002, provides, in applicable part, as follows:

> This is to confirm that since December 12, 2001, *our monthly statements confirm* that [the Proponent] has owned at least $2,000 in market value of the common stock, par value $.01, of [the Company] in its brokerage account at Bear Stearns Securities Corp., which is the record owner of such shares of common stock.
>
> The December 2002 month end statement will be processed after year end. Our portfolio reports as of the close on December 26, 2002, also confirm the security to be at least $2,000 in market value. [Emphasis added]

The Bear Stearns Letter does not verify that as of December 13, 2002, the date the Proponent submitted its Proposal, the Proponent had *continuously* held the shares for at least one year as is required under Rule 14a-8(b). Among other things, the Bear Stearns Letter is expressly based on month end statements, which do not satisfy the proof of ownership requirement. See Staff Legal Bulletin No. 14., Response to Q. C.1.c.(2) ("A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.") Additionally, for purposes of determining whether the shareholder satisfies the $2,000 threshold, the Staff has said, for New York Stock

Exchange listed securities, such as the Company common shares, that shareholders should determine the market price by multiplying the number of securities held for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the proposal. See Staff Legal Bulletin No. 14., Response to Q. C.1.a. It also is not possible to ascertain from the Bear Stearns Letter whether this requirement is satisfied.

Under Rules 14a-8(b) and 14a-8(f), the Proponent has the burden of establishing proof that it meets the eligibility requirements. The Proponent has not done so. Accordingly, the Company believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(f) because the Proponent has not complied with the eligibility requirements of that Rule.

Based on the foregoing analysis, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional material be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions concerning the subject matter of this letter, please do not hesitate to call the undersigned or Tom Morey of our office at (202) 637-6868.

Thank you for your prompt attention to this matter.

Sincerely yours,

George P. Barsness

George P. Barsness

Enclosures

cc: D. Lee McCreary, Jr.
ElderTrust
Insight Investments, L.P.

INSIGHT INVESTMENTS
Limited Partnership

December 13, 2002

ElderTrust
D. Lee McCreary, Jr.
President, CEO, CFO, Treasurer, and Secretary
Little Falls Centre One
2711 Centerville Road, Suite 108
Wilmington, DE 19808

Mr. McCreary:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Insight Investments, LP ("Insight Investments") hereby submits the proposal below (the "Proposal") for inclusion in the definitive proxy statement of ElderTrust (the "Company") to be disseminated by the Company to the holders of common stock, $0.01 par value ("Common Stock"), entitled to notice of and to vote at the Company's 2003 annual meeting of stockholders (the "2003 Annual Meeting"). Insight Investments is the beneficial owner of 409,500 shares of Common Stock.

Insight Investments has continuously owned beneficially at least $2,000 in market value of the outstanding Common Stock for more than one year as of the date hereof, and such shares have been held of record for more than one year by Bear, Stearns Securities Corp., as nominee for Insight Investments. Insight Investments intends and undertakes to continue to own its shares of Common Stock at least through the date of the 2003 Annual Meeting.

In accordance with the provisions of Rule 14a-8, the Proposal and Insight Investments statement in support thereof is as follows:

(Beginning of Proxy Statement Insert)

RESOLVED, that the shareholders of ElderTrust (the Company), believing that the value of their investment would best be maximized through a sale of the Company's assets or a merger into a larger entity, hereby request that the Board of Trustees immediately pursue such a sale or merger, in one or more transactions, such that all of the Company's business is sold in an expeditious manner.

SUPPORTING STATEMENT:

We believe that ElderTrust as currently structured is too small to operate in an efficient manner or to compete effectively with other healthcare real estate investment trusts (REITs). Furthermore, we believe that the Company cannot access the capital markets in a manner that would allow it to grow into a more competitive structure in any reasonable time frame. We believe that these structural and competitive limitations have resulted in the Company's stock price trading at levels well below its intrinsic value. The Company's difficulty in accessing the capital markets is exemplified by the August 2002 credit line agreement that provided borrowings of up to $7.5 million but for only 18 months and required the Company to post as collateral properties with a net book value of $38.9 million. Publicly available reports indicate that other healthcare REITs have credit lines for much longer periods and do not need to post as much collateral on a relative basis. Also, apparently because of the Company's small size, its operating expenses absorb what we believe is a significantly higher proportion of its funds from operations (FFO) as compared to other public healthcare REITs.

Other healthcare REITs appear to have a much lower cost of capital, which puts the Company at a significant disadvantage in trying to acquire additional assets in a manner that would increase per share intrinsic value. We believe this apparent financing disadvantage makes a possible alternative to selling the Company—growth through acquisition—unlikely to succeed.

Additionally, the Company's apparent financing difficulties seems to have caused the Board to adopt a dividend payout ratio that is significantly below industry standards in order to reduce debt. The Company specifically refers to various debt covenants and restrictions in explaining the current dividend policy in the December 4, 2002 Form 8-K. We believe the Company's payout ratio is currently less than 50% of expected 2003 FFO while many other healthcare REITs have payout ratios of 70 – 80%. We further believe this low dividend has contributed to the share price being well below what we calculate as net asset value.

Potential larger acquirers of the Company should be able to refinance the debt on more favorable terms. In addition, since a potential buyer could possibly reduce the Company's operating expenses by integrating it into its own corporate structure, a sale price above average industry FFO multiples may be achievable. **Therefore, we believe the sale or merger of the Company would provide a return to shareholders far in excess of the current share price or that which is likely to be achieved under the current structure.**

(End of Proxy Statement Insert)

If in your good faith determination the Proposal fails to meet one of the substantive eligibility or procedural requirements prescribed by Regulation 14A under the Exchange Act, Insight Investments hereby requests the receipt of written notice to such effect within 14 days of your receipt of this letter as required under Rule 14a-8(f).

All communications to Insight Investments should be addressed to Insight Investments, LP, 748 Perinton Hills Office Park, Fairport, NY 14450 Attention: Charles W. Ruff, Fax No.: 585-425-1710 with a copy to Insight Investments' outside counsel, at: Phillips Lytle Hitchcock Blaine & Huber LLP, 3400 HSBC Center, Buffalo, NY 14203, Attention: Richard C. Leska, Esq., Fax No.: 716-852-6100.

Sincerely,

Insight Investments, LP

By: [signature]
Charles W. Ruff
President of the General Partner

ElderTrust℠
A Healthcare Real Estate Investment Trust

Little Falls Centre One
2711 Centerville Road
Suite 108
Wilmington, DE 19808
T 888.234.REIT
T 302.993.1022
F 302.993.1023

December 23, 2002

BY TELECOPIER (585-425-1710)

Mr. Charles W. Ruff
President of the General Partner
Insight Investments, LP
748 Perinton Hills Office Park
Fairport, NY 14450

Dear Mr. Ruff:

On December 16, 2002, we received your letter, dated December 13, 2002, containing a shareholder proposal (the "Proposal") submitted for inclusion in the 2003 annual meeting proxy statement of ElderTrust (the "Company").

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, Insight Investments, LP ("Insight Investments"), in connection with the Proposal, is required to present the Company with proof of its ownership of common shares of the Company. Your letter states that Insight Investments has continuously owned beneficially at least $2,000 in market value of the outstanding common shares of the Company for more than one year and that Bear, Stearns Securities Corp has held such shares of record during that time.

As you may know, Rule 14a-8(b)(2) requires proof of ownership in one of two ways: (1) by submitting a written statement from the record owner of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, Insight Investments held the securities for at least one year or (2) if Insight Investments has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to these documents or updated forms, reflecting its ownership of the securities as of or before the date on which the one-year eligibility period begins, by submitting certain documents described in Rule 14a-8(b)(2(ii).

Pursuant to Rule 14a-8(f), a response furnishing the required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to submit such proof within that time period will entitle the Company to exclude the Proposal from its 2003 annual meeting proxy statement.

Very truly yours,

D. Lee McCreary, Jr.
President and Chief Executive Officer

cc: Richard C. Leska
Phillips Lytle Hitchcock Blaine & Huber LLP
(Fax no. 716-852-6100)

BEAR STEARNS

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
Tel 347-643-1000
www.bearstearns.com

December 27, 2002

ElderTrust
D. Lee McCreary, Jr.
President, CEO, CFO, Treasurer, and Secretary
Little Falls Centre One
2711 Centerville Road, Suite 108
Wilmington, DE 19808

Re: Confirmation of Insight Investments, LP holdings of ElderTrust

Dear Mr. McCreary:

This is to confirm that since December 12, 2001, our monthly statements confirm that Insight Investments, LP has owned at least $2,000 in market value of the common stock, par value $0.01, of ElderTrust in its brokerage account at Bear Stearns Securities Corp., which is the record owner of such shares of common stock.

The December 2002 month end statement will be processed after year end. Our portfolio reports as of the close on December 26,2002, also confirm the security to be at least $2,000 in market value. If you have any questions relating to the foregoing, please do not hesitate to call me at 347/643-6147.

Bear Stearns Securites Corp

By: [signature]
Name: Michael F. Girimonte
Title: Managing Director

cc: Charles W. Ruff
Insight Investments, LP

Richard C. Leska, Esq.
Phillips, Lytle, Hitchcock, Blaine & Huber, LLP

BEAR STEARNS

GLOBAL CLEARING SERVICES
BEAR STEARNS SECURITIES CORP.
ONE METROTECH CENTER NORTH
BROOKLYN, NY 11201-3859
(212) 272-2000

Dear Investor:

You have requested information from Bear Stearns regarding a fund (or partnership) whose account we clear and carry. You can appreciate that we hold any information regarding our clients in strictest confidence, and can only take instructions from the fund as regards accounts that it owns. As such, we contacted its representative for instructions as how best to handle your request. The accompanying questionnaire or other attachment is intended to answer as many of your questions as possible to the degree we are able to respond as a matter of policy and as authorized by the fund. It is possible that the fund asked us not to provide certain information. The fund will receive a copy of the enclosed response.

While we understand your desire to obtain information from as many sources as possible, we cannot answer questions of a purely subjective nature, and will always decline to offer our opinion of a manager or strategy. Nor can we supply information that has the potential to compromise security, such as providing names of persons authorized to operate on behalf of the fund. Bear Stearns has no part in managing any fund unless such management is explicitly acknowledged by Bear Stearns in writing, nor does it solicit investment in any unregistered fund it doesn't manage. While we are happy to provide the enclosed information, you must make an independent assessment of the appropriateness of your investment and its suitability to your overall investment needs.

There are several things to keep in mind as you evaluate the attachment. The only official books-and-records report regarding the fund's activity, positions, and balance at Bear Stearns is the monthly statement that is sent to the fund or its appointed administrator. It is possible, however, that we are not the fund's only Prime Broker or banker. For the accounts we do have, we provide to the fund on a daily basis in-depth information such as activity, positions, and balances.

The information we have provided on the attachment may only be a partial picture of the fund and its activities, and should not be construed to present all there is to know regarding the fund. It is possible that the person responding to your request does not know all the fund's positions at Bear Stearns. Your best source of information is the fund, its management company, accounting firm or administrator. You should consider the information we have enclosed to be an informal supplement to data such professionals provide and for which they alone are responsible. While the enclosed information is derived from sources believed reliable, it is not guaranteed as to accuracy or suitability for use. Please note also that this information is being provided as a service and that in doing so we undertake no duty of any kind.

Finally, a note regarding securities pricing. All performance calculations and valuations of a securities inventory are dependent on the pricing used to value individual positions. Unfortunately, pricing is often more art than science. Prices used in determining values detailed in the attachment represent estimates, since any security's price is unknown until it is traded. Actual prices realized when the position is closed may be more or less than was used to derive the values shown. In general, estimates are obtained from multiple sources, including Bear Stearns, its affiliates, outside services, and sometimes the manager. Pricing estimates may be based on bids, prices within the bid/offer spread, closing prices or matrix methodology that uses data relating to other securities whose prices are more ascertainable to produce a hypothetical price based on a relationship between securities which may not ultimately reflect how the market operates. Prices for esoteric or convertible securities, or those for which there is no ready market, may be based on judgement or theoretical models. Pricing estimates are themselves often based on estimates of unknowable factors such as volatility and the probability of certain events happening. Some securities may not be priced at all. Reasonable persons may arrive at a different estimate of a security's price, given the inexact nature of the process, and it is possible that the methodology we use differs from that of the fund or its administrator.

Should you have questions regarding the attachment, please call the Relationship Manager whose name is noted on it. However, questions as to the fund's activities, management, strategy or performance are best directed to its management, administrator, or accounting firm.

Sincerely,

Bear, Stearns Securities Corp.

INSIGHT INVESTMENTS, LP

748 Perinton Hills Office Park - Fairport, NY 14450
Phone: (585) 425-3090 Fax: (585) 425-1710

Date: 12/30/ 02 **Number of pages:** 3

To: **Name:** Lee McCreary

Company: ElderTrust

From: Charles W. Ruff

Re: Response to 12/23 letter

INSIGHT INVESTMENTS Limited Partnership

December 30, 2002

BY FACSIMILE AND OVERNIGHT COURIER

ElderTrust
D. Lee McCreary, Jr.
President, CEO, CFO, Treasurer, and Secretary
Little Falls Centre One
2711 Centerville Road, Suite 108
Wilmington, DE 19808

Mr. McCreary:

I write regarding your letter to Insight Investments, L.P. ("Insight"), dated December 23, 2002, in which you indicated that you require proof of ownership from Bear, Stearns Securities Corp. ("Bear Stearns") regarding Insight's beneficial ownership of shares of common stock, par value $0.01 per share, of ElderTrust. In response to such letter, Bear Stearns sent ElderTrust a letter via overnight courier, dated December 27, 2002 (the "Bear Stearns Letter", see attached), in which Bear Stearns provided proof of Insight's share ownership in accordance with Rule 14a-8(b)(2).

It is Insight's understanding and belief that the Bear Stearns Letter satisfies the requirements of Rule 14a-8(b)(2) and is fully responsive to your letter. Accordingly, Insight expects that the shareholder proposal set forth in Insight's December 13, 2002 letter to ElderTrust will be included in the proxy statement sent to ElderTrust shareholders for the annual meeting of ElderTrust held in 2003. If you believe that the Bear Stearns Letter is not fully responsive to your letter or that the Insight shareholder proposal otherwise will not be included in the proxy statement, please call me at (585) 425-3090 immediately so that Insight can promptly take corrective action.

Very truly yours,

Charles W. Ruff
President of the General Partner

cc: Richard C. Leska

BEAR STEARNS

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
Tel 347-643-1000
www.bearstearns.com

December 27, 2002

ElderTrust
D. Lee McCreary. Jr.
President, CEO, CFO, Treasurer, and Secretary
Little Falls Centre One
2711 Centerville Road, Suite 108
Wilmington, DE 19808

Re: Confirmation of Insight Investments, LP holdings of ElderTrust

Dear Mr. McCreary:

This is to confirm that since December 12, 2001, our monthly statements confirm that Insight Investments, LP has owned at least $2,000 in market value of the common stock, par value $0.01, of ElderTrust in its brokerage account at Bear Stearns Securities Corp., which is the record owner of such shares of common stock.

The December 2002 month end statement will be processed after year end. Our portfolio reports as of the close on December 26,2002, also confirm the security to be at least $2,000 in market value. If you have any questions relating to the foregoing, please do not hesitate to call me at 347/643-6147.

Bear Stearns Securities Corp

By: [signature]
Name: Michael F. Girimonte
Title: Managing Director

cc: Charles W. Ruff
Insight Investments, LP

Richard C. Leska, Esq.
Phillips, Lytle, Hitchcock, Blaine & Huber, LLP

PHILLIPS, LYTLE, HITCHCOCK, BLAINE & HUBER LLP
ATTORNEYS AT LAW
3400 HSBC CENTER, BUFFALO, NEW YORK 14203-2887
(716) 847-8400 • FAX: (716) 852-6100
www.phillipslytle.com
BUFFALO • FREDONIA • JAMESTOWN • NEW YORK • ROCHESTER

RICHARD C. LESKA
(716) 504-5736
rleska@phillipslytle.com

January 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Shareholder Proposal of Insight Investments, LP

Ladies and Gentlemen:

On behalf of our client, Insight Investments, LP, a Delaware limited partnership ("Insight"), we are writing in response to the letter, dated January 17, 2003, from Hogan & Hartson L.L.P., on behalf of its client ElderTrust (the "Hogan Letter"), to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") seeking your concurrence with ElderTrust's position that the shareholder proposal submitted by Insight (the "Proposal") may be properly excluded from ElderTrust's 2003 annual meeting proxy materials (the "Proxy Materials") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. For the reasons set forth below, we disagree with ElderTrust's position that the Proposal may be properly excluded from the Proxy Materials and request that the Staff concur with our view that ElderTrust must include the Proposal in the Proxy Materials.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter and a supplemental letter, dated January 27, 2003, of Bear, Stearns Securities Corp. ("Bear Stearns"), the record owner of shares of ElderTrust's common stock beneficially owned by Insight (the "Supplemental Bear Stearns Letter"). Insight is submitting the Supplemental Bear Stearns Letter (1) to demonstrate that it does indeed satisfy the share ownership requirements of Rule 14a-8(b), and (2) to remedy the alleged deficiencies in the letter, dated December 27, 2002, of Bear, Stearns Securities Corp. to ElderTrust (the "Original Bear Stearns Letter"), in the hope of quickly resolving this matter.

The Hogan Letter alleges that the Original Bear Stearns Letter does not satisfy the requirements of Rule 14a-8(b) because it does not use the word "continuously" and it refers to the monthly statements of Insight's account maintained by Bear Stearns. Please note that the Hogan Letter does not allege that Insight does not satisfy the ownership requirements of Rule 14a-8(b) (Insight clearly does satisfy the ownership requirements), merely that the Original Bear Stearns Letter does not satisfy Insight's "burden of proving" that it satisfies the ownership requirements of Rule 14a-8(b). The following analysis will demonstrate that the Original Bear Stearns Letter did satisfy Insight's burden of demonstrating that it satisfies the ownership requirements.

The Original Bear Stearns Letter provides as follows:

> This is to confirm that since December 12, 2001, our monthly statements confirm that [Insight] has owned at least $2,000 in market value of the common stock, par value $.01, of [ElderTrust] in its brokerage account at Bear Stearns Securities Corp., which is the record owner of such shares of common stock.

First, although Rule 14a-8(b) does require that, as of the date of submission of a shareholder proposal, the proponent of a shareholder proposal had continuously held the shares of the for at least one year, it does not require that any submission of a record holder intended to satisfy the proponent's burden of proof of share ownership under Rule 14a-8(b) use the word "continuously." Instead, the proponent's burden of proof is satisfied if the natural import of the language used indicates that the proponent has beneficially owned shares satisfying the ownership requirement continuously during the period. Accordingly, the statement in the Original Bear Stearns Letter that "since December 12, 2001, . . . [Insight] has owned at least $2,000 in market value of the common stock . . ." indicates the continuity of ownership by Insight that is required by Rule 14a-8(b).

The Supplemental Bear Stearns Letter includes the following new language, which addresses the foregoing concern by using the word "continuously": "On December 12, 2001, Insight Investments, LP owned 149,500 ElderTrust Common shares and has continuously owned at least such number of such shares at all times from December 12, 2001 through the date of this letter."

Second, the Hogan Letter alleges that the Original Bear Stearns Letter does not satisfy Insight's burden of proof regarding its share ownership because the letter refers to the monthly statements for Insight's brokerage account maintained by Bear Stearns. In this regard, the Hogan Letter refers to Staff Legal Bulletin No. 14, Response to Question C.1.c.(2). However, this Response does not indicate that the record holder, in providing the statement required by Rule 14a-8(b), cannot rely on its own books and records, which may include periodic statements of account. The Response simply means that the proponent cannot submit its periodic investment statements for the year preceding submission of the proposal *instead of* obtaining a the monthly statements of Insight's account maintained by Bear Stearns. Please note that the Hogan Letter does not allege that Insight does not satisfy the ownership requirements of Rule 14a-8(b) (Insight clearly does satisfy the ownership requirements), merely that the Original Bear Stearns Letter does not satisfy Insight's "burden of proving" that it satisfies the ownership requirements of Rule 14a-8(b). The following analysis will demonstrate that the Original Bear Stearns Letter did satisfy Insight's burden of demonstrating that it satisfies the ownership requirements.

The Original Bear Stearns Letter provides as follows:

> This is to confirm that since December 12, 2001, our monthly statements confirm that [Insight] has owned at least $2,000 in market value of the common stock, par value $.01, of [ElderTrust] in its brokerage account at Bear Stearns Securities Corp., which is the record owner of such shares of common stock.

First, although Rule 14a-8(b) does require that, as of the date of submission of a shareholder proposal, the proponent of a shareholder proposal had continuously held the shares of the for at least one year, it does not require that any submission of a record holder intended to satisfy the proponent's burden of proof of share ownership under Rule 14a-8(b) use the word "continuously." Instead, the proponent's burden of proof is satisfied if the natural import of the language used indicates that the proponent has beneficially owned shares satisfying the ownership requirement continuously during the period. Accordingly, the statement in the Original Bear Stearns Letter that "since December 12, 2001, . . . [Insight] has owned at least $2,000 in market value of the common stock . . ." indicates the continuity of ownership by Insight that is required by Rule 14a-8(b).

The Supplemental Bear Stearns Letter includes the following new language, which addresses the foregoing concern by using the word "continuously": "On December 12, 2001, Insight Investments, LP owned 149,500 ElderTrust Common shares and has continuously owned at least such number of such shares at all times from December 12, 2001 through the date of this letter."

Second, the Hogan Letter alleges that the Original Bear Stearns Letter does not satisfy Insight's burden of proof regarding its share ownership because the letter refers to the monthly statements for Insight's brokerage account maintained by Bear Stearns. In this regard, the Hogan Letter refers to Staff Legal Bulletin No. 14, Response to Question C.1.c.(2). However, this Response does not indicate that the record holder, in providing the statement required by Rule 14a-8(b), cannot rely on its own books and records, which may include periodic statements of account. The Response simply means that the proponent cannot submit its periodic investment statements for the year preceding submission of the proposal *instead of* obtaining a statement of the record holder. Accordingly, the Original Bear Stearns Letter satisfies Rule 14a-8(b) notwithstanding its reference to monthly statements.

As indicated above, the Supplemental Bear Stearns Letter includes the following new language: "On December 12, 2001, Insight Investments, LP owned 149,500 ElderTrust Common shares and has continuously owned at least such number of such shares at all times from December 12, 2001 through the date of this letter." This language addresses the concern expressed in the preceding paragraph as it does not refer to the monthly statements of Bear Stearns.

Separately, the Hogan letter states that it is not possible to determine from the Original Bear Stearns Letter the manner of calculating the $2,000 ownership threshold. In this regard, the Hogan Letter refers to Staff Legal Bulletin No. 14, Response to Question C.1.a., which states that "companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal." Notably, Rule 14a-8(b) does not require the record owner of securities to state the price it used for determining that the $2,000 ownership threshold is satisfied. Accordingly, the Original Bear Stearns Letter satisfies Rule 14a-8(b) notwithstanding the fact that it did not specify the manner in which it calculated that Insight met the $2,000 ownership threshold.

The Supplemental Bear Stearns Letter states that Insight has continuously owned at least 149,500 ElderTrust common shares at all times from December 12, 2001 through January 27, 2003. This statement permits both ElderTrust and Insight to verify, based on the highest selling price of ElderTrust's common stock during the 60 calendar days before Insight submitted its proposal (which was $7.90), that Insight met the $2,000 ownership threshold.

As discussed above, the Original Bear Stearns Letter satisfied Insight's burden of proof of its share ownership under Rule 14a-8(b). Regardless, in the interest of reaching a quick and amicable resolution of the contentions raised in the Hogan Letter, Insight has supplied ElderTrust with the Supplemental Bear Stearns Letter. In addition, please note that in a letter, dated December 30, 2002, from Insight to ElderTrust, Insight asked ElderTrust to immediately inform Insight if the Original Bear Stearns Letter was not to its satisfaction so that Insight could promptly take corrective action. However, ElderTrust did not respond to Insight, but instead opted to seek no-action letter relief from the Commission in order to exclude the Proposal. In this regard, we note that the purposes behind Rule 14a-8 are to further shareholder democracy by providing a shareholder of a public company with a means of including proposals in an issuer's proxy statement for the consideration of his or her fellow shareholders. As Insight clearly satisfies the requirements of Rule 14a-8 for submitting a proposal and has acted in good faith to respond to ElderTrust's concerns, we believe the purposes of Rule 14a-8 would be furthered by requiring that the Proposal be included in the Proxy Materials.

Should the Staff disagree with Insight's conclusions regarding the inclusion of the Proposal in the Proxy Materials, or should the Staff desire any additional material in support of Insight's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

* * *

Please call me at (716) 504-5736 if you would like to discuss these matters or I otherwise can be of assistance.

Very truly yours,

PHILLIPS, LYTLE, HITCHCOCK, BLAINE & HUBER LLP

By

Richard C. Leska

Enclosure

cc: Charles W. Ruff, Insight Investments, LP
D. Lee McCreary, Jr., ElderTrust
George P. Barsness, Hogan & Hartson L.L.P.

1260399.5

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ElderTrust
Incoming letter dated January 17, 2003

The proposal relates to a sale of assets or merger.

We are unable to concur in your view that ElderTrust may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that ElderTrust may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor